1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
February 24, 2022	www.integraresources.com

INTEGRA RECEIVES POSITIVE APPROVAL TO PROCEED WITH UNDERGROUND DEVELOPMENT AND
EXPLORATION DRILL PROGRAM AT FLORIDA MOUNTAIN; INTERSECTS 2.37 G/T AuEq OVER 90.98 M, INCLUDING 11.57
G/T AuEq OVER 12.65 M, AND 1.83 G/T AuEq OVER 97.54 M, INCLUDING 77.15 G/T AuEq over 1.52 M

  Integra received positive approval from the United States Department of the Interior Bureau of Land Management ("BLM") through an Environmental Assessment ("EA") authorizing an underground development and exploration drill program to be conducted at the Company's discretion, further underscoring interest to support responsible mineral development at the DeLamar Project
  Drill result highlights from Florida Mountain include:
  FME-21-130
    1.79 grams per tonne ("g/t") gold ("Au") and 45.17 g/t silver ("Ag") (2.37 g/t gold equivalent ("AuEq")) over 90.98 meters ("m")
      Including 0.15 g/t Au and 155.52 g/t Ag (2.16 g/t AuEq) over 6.25 m
      Including 9.32 g/t Au and 174.41 g/t Ag (11.57 g/t AuEq) over 12.65 m
      Including 1.86 g/t Au and 18.84 g/t Ag (2.10 g/t AuEq) over 15.55 m
  FME-21-134
    1.65 g/t Au and 14.24 Ag (1.83 g/t AuEq) over 97.54 m
      Including 0.40 g/t Au and 57.88 g/t Ag (1.14 g/t AuEq) over 7.01 m
      Including 6.66 g/t Au and 21.11 g/t Ag (6.93 g/t AuEq) over 21.64 m
      Including 74.90 g/t Au and 175.00 g/t Ag (77.15 g/t AuEq) over 1.52 m
  FME-21-135
    2.81 g/t Au and 444.00 g/t Ag (8.52 g/t AuEq) over 1.83 m
  FME-21-136
    1.07 g/t Au and 174.11 g/t Ag (3.31 g/t AuEq) over 10.97 m
      Including 2.91 g/t Au and 445.19 g/t Ag (8.64 g/t AuEq) over 2.59 m
  As discussed in the Company's recent Pre-feasibility Study ("PFS") news release dated February 9, 2022, and subject to future studies and drilling, the Company's 110 high grade intercepts largely from outside the Florida Mountain resource envelope, could positively impact the already robust economics of the Project
  To view a video of President and CEO George Salamis discussing the drill results, click on the following link: https://www.youtube.com/watch?v=F8QV8q0_6G4

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) announces drill results from the 2021 Florida Mountain drill program at the DeLamar Project ("DeLamar" or the "Project") which continue to demonstrate the potential for a high-grade resource below the existing Florida Mountain Deposit. In addition, the Company is pleased to announce that it has received approval from the BLM authorizing an underground development and exploration drill program at Florida Mountain. This underground development and exploration drill program could begin at the Company's discretion, subject to further on-going studies, and would allow for more efficient delineation of high-grade resources below the Florida Mountain resource envelope.

"The Company is excited that the team at the BLM, working alongside our environmental permitting staff in Boise, Idaho, granted Integra the approval through an EA authorizing an underground development and exploration drill program at Florida Mountain. We are obviously very pleased with this news which we view as a positive endorsement for responsible resource development and exploration at the DeLamar Project. The Company will engage third-party contractors to create a plan to potentially develop, at the Company's discretion, underground access at Florida Mountain to pursue an underground exploration drill program," stated Integra President and CEO George Salamis. "An underground exploration drill program, subject to the outcome of on-going studies, would allow the Company to drill the existing high-grade gold-silver structures far more efficiently on tighter drill spacings and with less drill meters than that which could be accomplished from surface drilling alone. Other potential operating efficiencies include the ability to work in all seasons at Florida Mountain, from underground drill stations, as well as to conduct limited bulk sampling on high grade gold-silver mineralization.

Mr. Salamis continued, "Exceptional drill results like those reported today continue to show the potential for resource growth at Florida Mountain. These results include both long runs of higher-grade mineralization within the pit as well as continued high-grade hits below the existing resource envelope at Florida Mountain. The Company has now intersected 110 drill intercepts of 4 g/t AuEq or greater with a minimum width of 1.52 m at Florida Mountain, demonstrating the potential to complement the robust low-grade resource at surface with a high-grade resource at depth. The potential to add a high-grade resource below Florida Mountain, subject to on-going studies, could further enhance the robust economics of the recently released PFS by increasing the grade of the material being processed through the contemplated mill."

The following table highlights selected intercepts from the Florida Mountain drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
FME-21-130	1.68	92.66	90.98	1.79	45.17	2.37
including	3.20	9.45	6.25	0.15	155.52	2.16
including	15.70	28.35	12.65	9.32	174.41	11.57
including	77.11	92.66	15.55	1.86	18.84	2.10
FME-21-130	191.72	193.24	1.52	0.67	111.00	2.10
FME-21-130	267.31	268.04	0.73	2.73	538.00	9.65
FME-21-131	36.27	56.08	19.81	0.38	2.33	0.41
including	43.89	46.94	3.05	1.04	2.96	1.07
FME-21-131	138.07	154.23	16.16	0.56	11.23	0.70
including	146.00	147.52	1.52	2.05	40.83	2.58
FME-21-132	0.00	110.64	110.64	0.54	10.36	0.68
FME-21-134	2.13	99.67	97.54	1.65	14.24	1.83
including	2.13	9.14	7.01	0.40	57.88	1.14
including	78.03	99.67	21.64	6.66	21.11	6.93
including	94.49	96.01	1.52	74.90	175.00	77.15

FME-21-135	97.23	133.20	35.97	0.25	12.14	0.40
including	122.23	123.44	1.21	2.09	3.29	2.13
including	128.32	130.15	1.83	0.49	125.00	2.10
FME-21-135	222.81	224.64	1.83	2.81	444.00	8.52
FME-21-136	0.00	104.55	104.55	0.50	9.78	0.63
including	5.18	12.95	7.77	0.97	36.46	1.44
including	90.83	103.02	12.19	2.00	9.34	2.12
including	90.83	92.96	2.13	5.27	9.43	5.39
FME-21-136	298.55	309.52	10.97	1.07	174.11	3.31
including	298.55	301.14	2.59	2.91	445.19	8.64
FME-21-137	71.48	124.05	52.57	0.27	8.82	0.39
including	119.48	121.01	1.53	0.92	131.00	2.61
FME-21-137	145.39	158.95	13.56	0.43	33.42	0.86
including	146.91	148.44	1.53	2.52	140.00	4.32
FME-21-139	0.00	163.68	163.68	0.28	8.45	0.39
including	73.76	75.29	1.53	1.92	65.44	2.76
including	157.28	161.24	3.96	0.39	65.77	1.24
FME-21-139	258.96	259.48	0.52	1.34	311.49	5.35
including	259.23	259.48	0.25	2.35	540.00	9.30
FME-21-149	49.07	100.89	51.82	0.13	22.83	0.43
including	53.65	55.17	1.52	0.04	202.00	2.64
FME-21-149	128.32	129.85	1.53	3.04	13.54	3.21
FME-21-150	40.84	115.52	74.68	0.23	17.73	0.46
including	51.97	53.49	1.52	1.84	251.00	5.07
including	104.85	106.38	1.53	3.11	21.28	3.38
FME-21-150	142.95	171.91	28.96	0.49	7.20	0.58
including	164.29	165.81	1.52	3.66	4.15	3.71

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a cross section of Florida Mountain, click on the link below:

https://integraresources.com/site/assets/files/2572/february_fm_nr_xn_vuse.pdf

To view a plan map of Florida Mountain with the location of the cross section, Click on the link below:

https://integraresources.com/site/assets/files/2572/february_fm_nr_plan2.pdf

To view a topographical drill hole location map of Florida Mountain, click on the link below:

https://integraresources.com/site/assets/files/2572/drill_collar_location_-_fm-_2022-02-17.pdf

The Florida Mountain Underground Mineral Exploration Plan of Operations

The BLM has conducted an EA (DOI-BLM-ID-B030-2022-0001EA) for Integra Resources' DeLamar Mining Company's ("DMC") proposed underground development and exploration drill program at its current operation in Owyhee County, Idaho. The proposed project would include the construction of an underground portal pad in the historic mining area of Blue Gulch, exploration drifting into Florida Mountain, the establishment of drill stations perpendicular to the veins and an underground exploration drill plan. Based upon a review of the EA and DMC's commitments to minimizing environmental effects during construction, operation, and reclamation of the proposed project, BLM has determined that the Stone Cabin Mine Underground Portal Plan of Operations Amendment was not a major federal action and did not significantly impact the quality of the human environment. As defined by Code of Federal Regulations ("CFR") an environmental impact statement was not needed for this action. A Finding of No Significant Impact ("FONSI") was signed allowing the Company to move forward with detailed design and subsequent construction activities.

The Company has now intersected 110 intercepts of 4 g/t AuEq or greater with a minimum width of 1.52 m. The drill success below the existing resource envelope at Florida Mountain continues to demonstrate the potential for a high-grade resource below the Florida Mountain Deposit, which was recently the subject of a PFS. None of these high-grade intercepts have been included in a Resource Estimate to date. Including a high-grade resource into the mine plan laid out in the PFS has the potential to further enhance the economics of the mill. Florida Mountain Non-Oxide material, which includes the high-grade intersects disclosed today, could be processed through the existing mill flow sheet based on known metallurgy. Increasing the grade and material run through the mill has the potential to increase production profile for both gold and silver.

Select intercepts from drill holes FME-21-130, FME-21-132 and FME-21-135 were rushed at the laboratories and previously reported (please see the Company news release dated August 31, 2021). The remaining portions of these drill holes were announced today in the table above.

Current Drill Status

The Company currently has 1 drill rig in operation at Sullivan Gulch. This drill rig is testing the extensions of the Sullivan Gulch target while providing crucial data for further Albion test work.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, and  is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the the completion of an independent technical report for the PFS on the DeLamar Project announced on February 9, 2022. The independent technical report prepared in accordance with the requirements of NI 43-101 will be available under the Company's SEDAR profile within 45 days of the PFS news.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.